SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)
                                  SpectRx, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    847635109
                                 (CUSIP Number)

                                  David Musket
                           c/o ProMed Management Inc.
                             125 Cambridgepark Drive
                         Cambridge, Massachusetts 02140

                                 (617) 441-8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 6, 2008
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,256,550
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,256,550
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,256,550
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    195,160
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           195,160
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     195,160
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Offshore Fund II, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    100,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           100,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,256,550
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,256,550
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,256,550
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ProMed Asset Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    295,160
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           295,160
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     295,160
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David B. Musket
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    198,222
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,551,710
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           198,222
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,551,710
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,749,932
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Kurokawa
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    48,222
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,551,710
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,222
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,551,710
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,599,932
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  847635109

Item 1. Security and Issuer.

      The name of the issuer is SpectRx, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 4955 Avalon Ridge Parkway, Suite 300, Norcross, Georgia 30071. This Schedule 13D relates to the Issuer's Common Stock.

Item 2. Identify and Background.

(a-c,f) This Schedule 13D is being filed jointly by (i) ProMed Partners, L.P. a Delaware limited partnership ("ProMed I"), (ii) ProMed Offshore Fund, Ltd., a British Virgin Islands corporation ("ProMed Offshore"), (iii) ProMed Offshore Fund II, Ltd., a British Virgin Islands corporation ("ProMed Offshore Fund II, Ltd"), (iv) ProMed Management, Inc., a Massachusetts corporation ("ProMed Management, Inc."), (v) ProMed Asset Management, LLC, a Massachusetts limited liability company, (vi) David B. Musket, a United States citizen and (vii)
Barry Kurokawa, a United States citizen (collectively, the "Reporting Persons").

      The principal business address of (i) ProMed I, ProMed Management, ProMed Asset Management, David B. Musket and Barry Kurokawa is 125 Cambridge Park Drive, Cambridge, Massachusetts 02140 and ProMed Offshore Ltd., and ProMed Offshore Fund II, Ltd. is C/O Trident Trust Company (B.V.I.) Limited, Trident Chambers, Wickham Cay, Post Office Box 146, Road Town, Tortola, British Virgin Islands.

      David B. Musket and Barry Kurokawa are the principals of ProMed Management, Inc. which is an investment management firm that serves as the investment manager to private investment funds, including ProMed I and ProMed II and ProMed.

(d) Neither of David B. Musket nor Barry Kurokawa has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds for the purchase of the Shares came from the working capital of ProMed I, ProMed II, ProMed Offshore Fund, Ltd. and ProMed Offshore Fund II, Ltd. over which David B. Musket and Barry Kurokawa, through their role at ProMed Management, Inc. exercise investment discretion.

      No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons previously filed a Schedule 13D relating to the Common Stock of the Issuer. This filing reflects additional shares that the Series A Preferred ("Preferred") can be converted into as a result of anti-dilution provisions that were triggered by the Amended and Restated Loan Agreement which was described in the Issuer's Form 8-K filed on March 12, 2007. The Reporting Persons continue to be active in discussions concerning the Issuer's business strategy, size and business strategy, size and composition of the Board of Directors, management structure and compensation. The Reporting Persons may seek to actively enlist other shareholders to facilitate such changes.

Item 5. Interest in Securities of the Issuer.

(a-e) The aforementioned shares were acquired for investment purposes in open markets and private transactions. As of date date hereof, (i) ProMed I may be deemed to be the beneficial owner of 1,256,550 Shares or 8.35% of the Shares of the Issuer, (ii) ProMed Offshore Funds, Ltd. may be deemed to be the beneficial owner of 195,160 Shares or 1.30% of the Shares of the Issuer (iii) ProMed Offshore Fund II, Ltd. may be deemed to be the beneficial owner of 100,000 or ..66% of the Shares of the Issuer, (iv) ProMed Management, Inc. may be deemed to be the beneficial owner of 295,160 or 1.96% of the Shares of the Issuer, (v) ProMed Asset Management, LLC may be deemed to be the beneficial owner of 1,256,550 or 8.35% of the Shares of the Issuer, (vi) David B. Musket may be deemed to be the beneficial owner of 198,222 or 1.32% of the Shares of the Issuer, (vii) Barry Kurokawa may be deemed to be the beneficial owner of 48,222 or .32% of the Shares of the Issuer, based upon the 13,253,424 Shares outstanding as of December 31, 2007.

      As of the date hereof, (i) ProMed I has the shared power to vote or direct the vote of 1,256,550 Shares to which this filing relates, (ii) ProMed Offshore Fund, Ltd. has the shared power to vote or direct the vote of 195,160 Shares to which this filing relates, (iii) ProMed Offshore Fund II, Ltd. has the shared power to vote or direct the vote of 100,000 Shares to which this filing relates,
(iv) ProMed Management, Inc. has the shared power to vote or direct the vote of 295,160 Shares to which this filing relates, (v) ProMed Asset Management, LLC has the shared power to vote or direct the vote of 1,256,550 Shares to which this filing relates, (vi) David B. Musket has the sole power to vote or direct the vote of 198,222 Shares and the shared power to vote or direct the vote of 1,551,710 Shares to which this filing relates and (vii) Barry Kurokawa has the sole power to vote or direct the vote of 48,222 Shares and the shared power to vote or direct the vote of 1,551,710 Shares to which this filing relates.

      As of the date hereof, (i) ProMed I has the shared power to dispose or direct the disposition of 1,256,550 Shares to which this filing relates,
(ii) ProMed Offshore Fund, Ltd. has the
shared power to dispose or direct the disposition of 195,160 Shares to which this filing relates, (iii) ProMed Offshore Fund II, Ltd. has the shared power to dispose or direct the disposition of 100,000 Shares to which this filing relates, (iv) ProMed Management, Inc. has the shared power to dispose or direct the disposition of 295,160 Shares to which this filing relates, (v) ProMed
Asset Management has the shared power to dispose or direct the disposition of 1,256,550 Shares to which this filing relates, (vi) David B. Musket has the shared power to dispose or direct the disposition of 1,551,710 Shares to which this filing relates and (vii) Barry Kurokawa has the shared power to dispose or direct the disposition of 1,551,710 Shares to which this filing relates.

      The aforementioned Shares were acquired for investment purposes. Each of David B. Musket and Barry Kurokawa, either in an individual capacity or on behalf of the private investment vehicles over which they have investment discretion through their role at ProMed Management, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases otherwise, or may continue to hold the Shares.

      During the past 60 days, the Reporting Persons have effected those transactions listed in Exhibit A with respect to the Shares of the Issuer.

      The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be Filed as Exhibits.

      N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2008
-----------------------
(Date)

                                                /s/ David B. Musket*
                                             -----------------------------------
                                                 David B. Musket

                                                /s/ Barry Kurokawa*
                                             -----------------------------------
                                                 Barry Kurokawa

                                             ProMed Partners, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Offshore Fund, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Offshore Fund II, Ltd.

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Management, Inc.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Asset Management, LLC

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Managing Member

                                    AGREEMENT

      The undersigned agree that this Schedule 13D dated March 12, 2007 relating to the Common Stock of SpectRx, Inc. shall be filed on behalf of the undersigned.

                                                /s/ David B. Musket*
                                             -----------------------------------
                                                 David B. Musket

                                                /s/ Barry Kurokawa*
                                             -----------------------------------
                                                 Barry Kurokawa

                                             ProMed Partners, L.P.*

                                             By: ProMed Asset Management, LLC,
                                             its general partner

                                             By: DBM Corporate Consulting Group,
                                             Ltd., a Managing Member

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Offshore Fund, Ltd.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Offshore Fund II, Ltd.

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Director

                                             ProMed Management, Inc.*

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: President

                                             ProMed Asset Management, LLC

                                             By: /s/ David B. Musket
                                                 -------------------------------
                                             Name: David B. Musket
                                             Title: Managing Member

February 6, 2008